Exhibit 99.1

NOTICE OF RESULTS OF
2024 ANNUAL GENERAL SHAREHOLDERS’ MEETING
SATELLOGIC INC.

Satellogic Inc. (NASDAQ:SATL) (the “Company”) hereby announces the results of its 2024 Annual General Shareholders’ Meeting (the “Meeting”) held in Davidson, NC on December 20, 2024. At the Meeting all of the proposals were approved by the required majority of shareholders. The proposals were as follows:

1.	Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders Meeting to be held in the calendar year 2027:

a.	Emiliano Kargieman

b.	Marcos Galperin

c.	Peter Thomas Killalea

d.	Kelly J. Kennedy

2.	Appointment of Ernst & Young LLP, as the Company’s independent auditors for the fiscal year ended December 31, 2024.

Rick Dunn

Chief Financial Officer